OCEAN ENERGY, INC .
1984 Isaac Newton Square West, Suite 202,
Reston, VA 20190

July 17, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Ocean Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 3, 2008

File No. 333-151747

Dear Mr. Mancuso and Mr. Jones:

Below are the responses to your comments on to your letter of July 11, 2008:

Signatures

1.

Please indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

We have noted your comment and revised the Signature page.

2.

Please revise the signatures below the second paragraph required on the Signatures page to clarify that a majority of the board of directors has signed the registration statement. We note the reference on pages 32 and 33 to directors; however, the disclosure does not clarify which persons are directors.

We have noted your comment and revised the Signature page and the registration statement to clarify that Valentyna Stupenko is the sole Director as well as CEO and CFO.

3. Please do not alter the paragraphs of the Signatures page. For example, we note the references in the second paragraph to the "Securities Exchange Act" ant the "report."

We have noted your comment and revised the Signature page accordingly.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valentyna Stupenko

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Chief Executive Officer

Date:  July 17, 2008